Contact

www.linkedin.com/in/kaseymachin
(LinkedIn)

Top Skills

Public Speaking

Kasey Machin
Founder and COO at Areto Labs
Canada

Experience

Areto Labs
Founder and COO
April 2020 - Present (3 years 2 months)

City of Edmonton
Communications and Policy Advisor
December 2015 - December 2020 (5 years 1 month)
Edmonton, Canada Area

NorQuest College
Education Assistant & American Sign Language Interpreter
September 2002 - April 2012 (9 years 8 months)

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Education

MacEwan University
American Sign Language (ASL) · (June 2002)

University of Calgary
Bachelor of Arts - BA, English Language and Literature, General · (April 2001)